Act 11-19-2004

04016519

VE 11-19-04 AK

STATES
... CHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65156 |

MAIL PROCESSING SECTION
NOV 12 2004
WASH. D.C.
185

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **September 1, 2003** (MM/DD/YY) AND ENDING **August 31, 2004** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tristone Capital (U.S.A) Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1800, 335 - 8th Avenue S.W**
(No. and Street)

| **Calgary** | **Alberta, Canada** | **T2P 1C9** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Michael Kehler, Chief Financial Officer** **(403) 303-8653**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**
(Name – *if individual, state last, first, middle name*)

| **1200, 205 - 5th Avenue S.W.** | **Calgary** | **Alberta, Canada** | **T2P 4B9** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 22 2004 E
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Michael Kehler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Tristone Capital (U.S.A) Inc.**, as of **August 31**, 20**04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**Chief Financial Officer**

Title

Jakub D. Ksiazek
Student-at-Law

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Tristone Capital (U.S.A.) Inc.

We have audited the accompanying statement of financial condition of Tristone Capital (U.S.A.) Inc. as at August 31, 2004 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial condition of the Company as at August 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants

Toronto, Canada
November 3, 2004

# TRISTONE CAPITAL (U.S.A.) INC.

(A wholly owned subsidiary of Tristone Capital Advisors Inc.)

Statement of Financial Condition

August 31, 2004
(Expressed in U.S. dollars)

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents (note 9) | $ | 565,427 |
| Receivable from broker dealers and clearing organizations (note 3) | | 172,249 |
| Fees receivable | | 6,000 |
| Prepaids | | 2,863 |
| | $ | 746,539 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued liabilities | $ | 31,999 |
| Due to sister company (note 2) | | 99,916 |
| Due to customers (note 4) | | 34,633 |
| Income taxes payable | | 23,088 |
| | | 189,636 |
| Subordinated loans (note 7) | | 350,000 |
| Stockholder's equity: | | |
| Capital stock: | | |
| Authorized: | | |
| 80,000 common shares, $0.01 par value | | |
| 20,000 preferred shares, $0.01 par value | | |
| Issued and outstanding: | | |
| 15,100 common shares | | 15,001 |
| Retained earnings | | 191,902 |
| | | 206,903 |
| Contingency (note 6) | | |
| Commitments (note 10) | | |
| | $ | 746,539 |

See accompanying notes to financial statements.

On behalf of the Board:

_______________________________ Director